UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

AEROCENTURY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007737109

(CUSIP Number)

Yucheng Hu

Group 7,Yantai Village, Liaoye Town,

Yingshan, Sichuan, China

＋86 18681227724

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007737109

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Yucheng Hu

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7	Sole Voting Power
1,598,201
	8	Shared Voting Power
0
	9	Sole Dispositive Power
1,598,201
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,598,201
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11)
36.2%*
14	Type of Reporting Person (See Instructions)
IN

*	The calculation of this percentage is based on 4,403,027 shares of common stock, par value $0.001, of the Issuer outstanding as reported in the Issuer’s Form 8-K filed with the SEC on October 1, 2021

SCHEDULE 13D

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Aerocentury Corp, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, CA 94306.

Item 2. Identify and Background

(a)	This Schedule 13D is filed by and on behalf of Yucheng Hu, an individual (the “Reporting Person”).

(b)	The Reporting Person is a citizen of the People’s Republic of China.

(c)	The Reporting Person’s address is Group 7,Yantai Village, Liaoye Town, Yingshan, Sichuan, China.

(d)	The Reporting Person was appointed as as the Chairman and CEO of the Issuer on September 30, 2021 and as an executive director of the Issuer on October 1, 2021.

(e)	Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 30, 2021, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), dated September 30, 2021, by and among the Issuer, the persons listed on the signature page therein (the “Investors”), and Yucheng Hu, in the capacity as the representative for the Investors (the “Investor Representative”), pursuant to which the Investors acquired 2,870,927 shares of the Issuer’s Common Stock at a purchase price of $3.85 per share, for an aggregate amount of approximately $11 million. The Reporting Person, as one of the Investors, acquired 1,598,201 shares of Common Stock disclosed herein as a party to the Securities Purchase Agreement.

Following the closing of the Securities Purchase Agreement, the Reporting Person beneficially owns an aggregate of 1,598,201 shares of Common Stock of the Issuer.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement , attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 1, 2021, and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s shares of Common Stock for investment purposes and intends to review the investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the following matters, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,598,201 shares of Common Stock, which constitutes 36.2% ownership of the Common Stock outstanding of the Issuer. The calculation of this percentage is based on 4,403,027 Common Stock outstanding as reported in the Issuer’s Form 8-K filed with the SEC on October 1, 2021.

(b)	The Reporting Person has sole voting and dispositive power over all shares of Common Stock beneficially owned by it, as stated in Items 7 through 10 on the cover page hereto.

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety. Except as set forth herein, the Reporting Person has not effected any transactions in shares of Common Stock during the last 60 days.

(d)	No Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in the foregoing Items.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Securities Purchase Agreement(1)

(1) Incorporated by reference as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 1, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2021

Yucheng Hu
an Individual

By:	/s/ Yucheng Hu
Name:	Yucheng Hu

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).